Exhibit 99.2

COMMTOUCH SOFTWARE LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
December 13, 2012

TO THE SHAREHOLDERS OF COMMTOUCH SOFTWARE LTD.:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of Commtouch Software Ltd., a company formed under the laws of the State of Israel (the “Company”), will be held on Thursday, December 13, 2012 at 10:00 a.m. Pacific Time, at the offices of the Company’s subsidiary Commtouch Inc., located at 292 Gibraltar Drive, Suite 107, Sunnyvale, CA 94089 (telephone number (650) 864-2000), for the following purposes:

1.	to re-elect five continuing Directors and elect one new Director to serve for the ensuing year or until their successors are elected;

2.	subject to his election as a Director, to approve the compensation terms of our Chief Executive Officer;

3.	to ratify the appointment and compensation of Kost, Forer, Gabbay & Kasierer (a member firm of Ernst & Young Global) as the Company’s independent public accountants for 2012; and

4.	to review and discuss the Company’s consolidated financial statements for the fiscal year ended December 31, 2011.

Only shareholders who held Ordinary Shares of the Company at the close of business on Thursday, November 8, 2012 (the “Record Date”) are entitled to notice of and to vote at the meeting and any adjournments thereof.

The vote required to approve the resolutions to be presented is set forth on page 1 of the accompanying Proxy Statement.

All shareholders are cordially invited to attend the meeting in person. Any shareholder attending the meeting may vote in person even if such shareholder previously signed and returned a proxy.

FOR THE BOARD OF DIRECTORS

LIOR SAMUELSON
Chairman of the Board

Netanya, Israel
November 13, 2012

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, IN ORDER TO ENSURE REPRESENTATION OF YOUR SHARES EITHER I) COMPLETE, DATE AND SIGN THE PROXY AND MAIL IT PROMPTLY IN THE ENCLOSED ENVELOPE OR II) IF SO ELECTED BY YOU THROUGH YOUR BROKER OR BANK, PLEASE COMPLETE THE INTERNET VOTING PROCESS AVAILABLE FOR THIS ANNUAL MEETING.

COMMTOUCH SOFTWARE LTD.

PROXY STATEMENT FOR
ANNUAL MEETING OF SHAREHOLDERS
December 13, 2012

The enclosed proxy is solicited on behalf of the Board of Directors (the “Board”) of Commtouch Software Ltd. (the “Company”) for use at the Company’s Annual Meeting of Shareholders (the “Annual Meeting”) to be held on Thursday, December 13, 2012 at 10:00 a.m. Pacific Time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. The Annual Meeting will be held at the offices of the Company’s subsidiary Commtouch Inc., located at 292 Gibraltar Drive, Suite 107, Sunnyvale, California 94089. The telephone number at that address is (650) 864-2000. The Company’s offices are located at 4A Hazoran Street, Poleg Industrial Park, Netanya 42504, Israel. The telephone number at that address is 011-972-9-863-6888.

These proxy solicitation materials were mailed on or about November 13, 2012 to all shareholders entitled to vote at the Annual Meeting.

INFORMATION CONCERNING SOLICITATION AND VOTING

Record Date and Shares Outstanding

Shareholders of record who hold the Company’s Ordinary Shares, NIS 0.15 nominal value per share (the “Shares”), at the close of business on November 8, 2012 (the “Record Date”) are entitled to notice of, and to vote at, the Annual Meeting. Also, shareholders who hold Shares through a bank, broker or other nominee which is a shareholder of record of the Company or which appears in the participant listing of a securities depository, are entitled to notice of, and to vote at, the Annual Meeting.

At the Record Date, 24,916,137 Shares were issued, outstanding and entitled to vote at the Annual Meeting.

Revocability of Proxies

Any proxy submitted pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering to the Secretary of the Company, at either of the addresses set forth herein, a written notice of revocation or a duly executed proxy bearing a later date, or by attending the Annual Meeting and voting in person. Attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy.

Quorum, Voting and Solicitation

Pursuant to the Company’s Amended and Restated Articles of Association, the presence, in person or by proxy, of at least two shareholders holding shares conferring in the aggregate at least one third (1/3) of the outstanding voting power of the Company is necessary to constitute a legal quorum at the Annual Meeting. If a quorum is not present within half an hour from the time scheduled for the Annual Meeting, the Annual Meeting will be adjourned to the same day in the next week (to the same time and place), or to a day, time and place as the Board may determine in a notice to the shareholders. If a quorum is not present within half an hour from the time scheduled for the adjourned Annual Meeting, any two shareholders who attend the adjourned Annual Meeting in person or by proxy will constitute a quorum. Each Share shall grant the holder thereof the right to one vote.

The affirmative vote of the holders of a majority of the outstanding Shares represented at the Annual Meeting in person or by proxy and voting thereon is necessary to approve the proposals set forth in this Proxy Statement.

Under Israeli law, if a quorum is present in person or by proxy, broker non-votes and abstentions will have no effect on whether the requisite vote is obtained, as they do not constitute present and voting shares.

Solicitation of proxies may be made by Directors, Officers and other employees of the Company or its subsidiaries by personal interview, telephone, facsimile, email or other method. We will not pay any additional compensation for any such services. Costs of solicitation, including preparation, assembly, printing and mailing of this proxy statement and any other information furnished to the shareholders, will be borne by the Company. The Company may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, the costs will be paid by the Company. The Company may reimburse the reasonable charges and expenses of brokerage houses or other nominees or fiduciaries for forwarding proxy materials to, and obtaining authority to execute proxies from, beneficial owners for whose accounts they hold Shares.

Copies of the Notice of the Annual Meeting and this Proxy Statement are available on the Company’s website at www.commtouch.com, under the Investor Relations tab (click on the “Investor relations documents” link).

It is critical for a shareholder that holds Shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to be voted.

PROPOSAL ONE

ELECTION OF DIRECTORS

Background

In accordance with the Company’s Amended and Restated Articles of Association, the Company’s shareholders last fixed the maximum number of Directors at ten. The Company currently has eight Directors in office. These Directors include Yair Bar-Touv and Yair Shamir, who are the Company’s Outside Directors in accordance with Israel’s Companies Law, 1999 (the “Companies Law”) and who were re-elected for a three-year term of office at the 2010 Annual Meeting. The current term of Mr. Bar-Touv and Mr. Shamir will expire in March 2014, and they are not subject to re-election at the Meeting.

Shareholders are being asked to re-elect the five continuing directors listed below, and elect the Company’s CEO, Shlomi Yanai, as a new director. If all of the Company’s nominees are elected under this proposal 1, following the Annual Meeting there will continue to be eight members of the Board in office, and Lior Samuelson will continue to serve as the Chairman of the Board.

In accordance with the Companies Law, each of the nominees has certified to the Company that he or she meets all the requirements of the Companies Law for election as a Director of a public company, possesses the necessary qualifications and has sufficient time in order to fulfill his or her duties as a Director of the Company, taking into account the Company's size and special needs.

Unless otherwise instructed, the proxy holders will vote the proxies received by them for the six nominees named below. In the event that any nominee is unable or declines to serve as a Director at the time of the Annual Meeting, the proxies will be voted for any nominee who shall be designated by the present Board to fill the vacancy. It is not expected that any nominee will be unable or will decline to serve as a Director. The term of office of each such person elected as a Director will continue until the next annual general meeting of shareholders or until his or her successor has been elected and qualified.

The Company’s Nominating Committee recommended that the following six nominees be elected to the Board of Directors at the Annual Meeting, and the Board of Directors approved this recommendation. The name and certain other information regarding each nominee for election is set forth below:

Name	Age	Position with Commtouch

Hila Karah(1)(2)(3)	43	Director
Aviv Raiz(1)(3)	54	Director
Lior Samuelson(3)	63	Director and Chairman of the Board
Shlomi Yanai	42	CEO and new nominee for Director
Todd Thomson(3)(4)	51	Director
James Hamilton(3)(4)	48	Director

There is no familial relationship between any of the Directors or Executive Officers of the Company.

(1)	Member of the Compensation Committee (in addition to Yair Bar-Touv)
(2)	Member of Nominating Committee (in addition to Yair Shamir)
(3)	Determined by the Audit Committee and the Board to be an independent director pursuant to Nasdaq Corporate Governance Listing Rule 5605(a)(2)
(4)	Determined by the Audit Committee and the Board to be an independent director pursuant to Nasdaq Corporate Governance Listing Rule 5605(a)(2) and the Companies Law. Yair Bar-Touv and Yair Shamir are also independent directors of the Company pursuant to Nasdaq Corporate Governance Listing Rule 5605(a)(2) and the Companies Law

Hila Karah has been a member of the Board since 2008. She has been the CIO of Eurotrust Ltd. since 2006. Ms. Karah has been a private and public equity investor in several high-tech, bio-tech and Internet companies since 2000. Prior to her joining Eurotrust, she served as a partner and financial analyst at Perceptive Life Sciences Ltd., a New York-based hedge fund. Prior to her position at Perceptive, Ms. Karah was a research analyst at Oracle Partners Ltd., a health care-focused hedge fund based in Connecticut. Ms. Karah holds a BA in Molecular and Cell Biology from the University of California, Berkeley, and has studied at the UCB-UCSF JMP.

Aviv Raiz has been a member of the Board since 2005. He is the founder and President of Eurotrust Ltd. Mr. Raiz has been active in the foreign exchange markets for the past twenty years, and has been a private equity investor in several high-tech, bio-tech and Internet companies for the past ten years. He holds an M.B.A. from Tel Aviv University.

Lior Samuelson has been a member of the Board since August 2010 and the Chairman of the Board since December 2011. He is the founder and managing partner of Mercator Capital, a merchant bank specializing in advising and investing in the technology and telecom sectors. During his extensive career, Mr. Samuelson served as chairman, CEO and board member of several companies in technology, telecom, financial services and management consulting.  In 2008, he was the chairman of deltathree, Inc. (DDDC); from 1997 to 1999, he was the president and CEO of PricewaterhouseCoopers Securities. Prior to that, he was the president and CEO of The Barents Group, a merchant bank specializing in advising and investing in companies in emerging markets. He previously was a managing partner with KPMG and held a senior management position at Booz, Allen & Hamilton. Mr. Samuelson earned B.S. and M.S. degrees in Economics from Virginia Tech.

Shlomi Yanai is a first time nominee for Board membership. Mr. Yanai joined Commtouch in 2011 as the Chief Executive Officer. He was previously the vice president of corporate development strategy at SafeNet, a global leader in information security, where he led SafeNet's strategic decisions regarding product and solution partnerships, as well as mergers and acquisitions. Mr. Yanai also served as the vice president for the rapidly-growing authentication business unit and award-winning two-factor authentication solutions at SafeNet, Inc. and Aladdin Knowledge Systems, which merged with SafeNet. Prior to Aladdin, Mr. Yanai managed the product team of BMC Software’s security division, specializing in identity and password management systems. Mr. Yanai holds a B.S. in mathematics and computer science and an MBA from Ben Gurion University in Israel.

Todd Thomson has been a member of the Board since November 2011. He is founder and CEO of Headwaters Capital, a proprietary investment business, and was formerly Chairman and CEO of Citigroup Global Wealth Management, comprised of Smith Barney, The Citigroup Private Bank, and Citigroup Investment Research. Mr. Thomson also served for five years as Citigroup CFO, where he led operations, strategy and all finance functions, and oversaw Citigroup Alternative investments, with approximately $15 billion in hedge funds, private equity, and credit structures. Previously, Todd served as CEO of the Citigroup Private Bank from 1999 to 2000 and Senior Vice President of Acquisitions and Strategy from 1998 to 1999. He also served as Vice Chairman of Citibank, N.A. His prior experience includes EVP Acquisitions and Strategy for GE Capital; Partner, Barents Group; and Manager at Bain and Co. Mr. Thomson is a member of the Board of Directors of Cordia Bancorp and Bank of Virginia, the World Resources Institute, the Board of Trustees of Davidson College and Chair of the Wharton Leadership Center Advisory Board. He is a graduate of Davidson College and received his MBA, with distinction, from the Wharton School of the University of Pennsylvania.

James Hamilton has been a member of the Board since February 2012. Mr. Hamilton has been in the technology industry for 26 years and is currently CEO of a professional services and consulting company based in Houston named CPSG Partners. During the past eleven years, he has been providing services to security-focused companies, including TippingPoint, Inc., where he served as President and CEO. TippingPoint was acquired by 3Com in January of 2005. The company was an industry-leading provider of network-based Intrusion Prevention Systems. Mr. Hamilton also spent two years at SafeNet as EVP of Corporate Development, leading M&A and Strategic Alliances. Additionally, he served as President and CEO of Efficient Networks (acquired by Siemens, Inc. in 2001), after running both global sales and product teams as COO, and also held executive positions with Picazo Communications (acquired by Intel in 1998), Compaq, Networth (acquired by Compaq in 1995), 3Com and Grid Systems. Mr. Hamilton graduated with a Bachelor of Science from Lawrence Technical University.

Proposal

The shareholders are being asked to elect the six Director nominees listed above until the next annual general meeting of shareholders or until their successors are elected.

Vote Required

Election of Directors requires the affirmative vote of the holders of a majority of the outstanding Shares represented at the Annual Meeting, in person or by proxy, and voting on the election of Directors.

Board Recommendation

The Board recommends that the shareholders vote “FOR” the adoption of this proposal.

PROPOSAL TWO

APPROVAL OF COMPENSATION TERMS OF
OUR CHIEF EXECUTIVE OFFICER WHO IS ALSO A DIRECTOR

Background

Under Israel’s Companies Law, the compensation terms of Directors of the Company, whether in their capacity as Directors or otherwise, require shareholder approval. Shlomi Yanai is the Chief Executive Officer of the Company. Therefore, subject to his election as a director under Proposal One above, his compensation is subject to this shareholder approval requirement.

Proposal

The shareholders are being asked to approve the compensation terms of Mr. Yanai for his services as CEO of the Company for calendar year 2013, in the amounts to be presented at the Annual Meeting, as recommended by the Compensation Committee and approved by the Audit Committee and Board. This approval will continue in effect for subsequent years as long as such compensation is not increased.

It is proposed that the following resolution be adopted by shareholders:

“RESOLVED, that the compensation terms for Shlomi Yanai, who is both the CEO and a Director of the Company, in the amounts presented at the Company's 2012 Annual Meeting, are hereby approved.”

Vote Required

The proposal requires the affirmative vote of the holders of a majority of the outstanding Shares represented at the Annual Meeting, in person or by proxy, and voting thereon.

Board Recommendation

The Board recommends that the shareholders vote “FOR” the adoption of this resolution.

PROPOSAL THREE
RATIFICATION OF APPOINTMENT AND COMPENSATION OF

THE COMPANY’S INDEPENDENT PUBLIC ACCOUNTANTS

Background

The Audit Committee and Board have selected Kost, Forer, Gabbay & Kasierer (a member firm of Ernst & Young Global) as its independent public accountants to audit the consolidated financial statements of the Company for the fiscal year 2012. Kost, Forer, Gabbay & Kasierer has been engaged as the Company’s independent public accountants since the Company's inception. A representative of Kost, Forer, Gabbay & Kasierer is expected to attend the Annual Meeting and may make a statement thereat. The representative will be available to respond to appropriate questions raised during the Annual Meeting.

Proposal

Shareholders are being asked to ratify the selection of Kost, Forer, Gabbay & Kasierer as the Company’s independent public accountants for the 2012 fiscal year and to authorize the Board to set the compensation of these auditors. Subject to the shareholders approving such authorization, the Board intends to further delegate the authority to set the compensation of the auditors to the Audit Committee of the Board. The Audit Committee will pre-approve all services to be performed by, and compensation to be paid to, the auditors as provided for in the U.S. Sarbanes-Oxley Act of 2002 and the rules thereunder.

It is proposed that the following resolution be adopted at the Annual Meeting:

“RESOLVED, that the appointment of Kost, Forer, Gabbay & Kasierer (a member firm of Ernst & Young Global) as the Company’s independent public accountants for the fiscal year ending December 31, 2012 is hereby ratified, and the Board (which may delegate such authority to the Audit Committee) is hereby authorized to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services and as allowable under applicable law.”

Vote Required

The proposal requires the affirmative vote of the holders of a majority of the outstanding Shares of the Company represented at the Annual Meeting, in person or by proxy, and voting thereon.

Board Recommendation

The Board recommends that the shareholders vote “FOR” the adoption of this proposal.

REVIEW AND DISCUSSION OF THE AUDITED CONSOLIDATED FINANCIAL
STATEMENTS OF THE COMPANY FOR THE YEAR ENDED DECEMBER 31, 2011

In accordance with Section 60(b) of the Companies Law, shareholders are invited to discuss the audited Consolidated Financial Statements of the Company for the year ended December 31, 2011. The Annual Report on Form 20-F of the Company for the year ended December 31, 2011, including the audited Consolidated Financial Statements of the Company, is available on the Company’s website, at www.commtouch.com.

Other Matters

The Company knows of no other matters to be submitted at the upcoming Annual Meeting.

FOR THE BOARD OF DIRECTORS

LIOR SAMUELSON
Chairman of the Board

Dated: November 13, 2012